# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Actelis Networks, Inc., CIK 0001141284
CUSIP: 00503R508
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4039 CLIPPER COURT, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001952614

## Reporting persons
- White Lion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (10.41% of the class)
  Comment: (1) The shares of common stock (the "Shares") of Actelis Networks, Inc. (the "Issuer") reported herein represent (i) 3,000,000 Shares held by White Lion Capital LLC ("White Lion"), and (ii) additional Shares that may be acquired by White Lion pursuant to (a) a common stock purchase agreement (the "Purchase Agreement") with an effective date of October 1, 2025, between the Issuer and White Lion, as amended pursuant to Exchange and Amendment Agreement (the "Amendment"), (b) commitment share pre-funded warrants ("Pre-Funded Warrants"), and (c) commitment share common warrants ("Common Warrants"). Under the Pre-Funded Warrants and Common Warrants, White Lion may acquire Shares (or securities convertible into or exercisable for Shares) in accordance with the respective terms and subject to the respective conditions and limitations contained therein. One of such limitations is that White Lion is prohibited from acquiring any Shares under the Pre-Funded Warrants and Common Warrants, which, when aggregated with all other Shares then beneficially owned by White Lion and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.99% of the Shares outstanding (the "Warrant Ownership Limitation"). White Lion may increase the Warrant Ownership Limitation up to 9.99% (a) upon sixty-one (61) days prior written notice to the Issuer, or (b) upon written agreement of White Lion and the Issuer. Furthermore, under the Purchase Agreement, at the Issuer's sole discretion, White Lion may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the Purchase Agreement. One of such limitations is that the Fund is prohibited from acquiring any Shares under the Purchase Agreement, which, when aggregated with all other Shares then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 9.99% of the Shares outstanding (the "Purchase Agreement Ownership Limitation").
  
  For the sake of clarity, White Lion owns 3,000,000 Shares as of the date of the filing and currently has no right to acquire Shares upon exercise of outstanding Pre-Funded Warrants and Common Warrants as of the date of the filing due to the Warrant Ownership Limitation and Purchase Agreement Ownership Limitation. Solely for the purposes of Rule 13d-3 and this Schedule 13G, White Lion is filing this report to reflect that it may beneficially own Shares pursuant to the Purchase Agreement and the Pre-Funded Warrants and Common Warrants as if the Warrant Ownership Limitation was 9.99% even if, in the future, it ceases to hold the Shares it currently holds. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose.
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Exchange Act and based on 28,794,169 shares of Common Stock outstanding as of July 1, 2026.

## Item 1. Issuer
Name of issuer: Actelis Networks, Inc.
Address of issuer's principal executive offices: 710 Lakeway Drive, Suite 200, Sunnyvale CA 94805

## Item 2. Person Filing
Name of person filing: White Lion Capital LLC
Address of principal business office or, if none, residence: 17631 Ventura Blvd., Suite 1008 Encino, California 91316
Citizenship: Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Percent of class: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Sole power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Shared power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Sole power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Shared power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- White Lion Capital LLC: /s/ Nathan Yee, Nathan Yee, Managing Partner (07/09/2026)